

April 25, 2012

Via E-mail
David R. Walton
Chief Operating Officer, General Counsel and Secretary
c/o Aircastle Advisor LLC
300 First Stamford Place, 5th Floor
Stamford, Connecticut 06902

> **Re: Aircastle Limited**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed April 13, 2012**
> **File No. 333-179588**

Dear Mr. Walton:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

Exhibit 5.1

1. We note the revisions to Exhibit 5.1, including the additional assumptions and qualifications added by counsel. In particular, we note the assumptions of counsel in clauses (d) and (e) of paragraph five relating to the due execution of the New Notes by each of the parties thereto and the physical delivery of the Indenture and the New Notes. Counsel may not assume these matters with respect to the Company. Further, we note the qualifications in clauses (d) and (e) of paragraph six regarding matters relating to a Bermuda Court and the statement that counsel does not express an opinion regarding the enforceability of any provision which provides for the payment of a specified rate of interest. It does not appear that such assumptions or qualifications are necessary for counsel to provide its legal opinion. Please have counsel revise the legal opinion to delete the impermissible and unnecessary assumptions and qualifications.

2. We note that counsel has qualified its opinion relating to whether the company is duly incorporated and in good standing. Please have counsel remove this qualification from the opinion.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Erin Jaskot, Staff Attorney, at 202-551-3442, or myself, at 202-551-3765 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Andrew J. Brady, Esq. (*via E-mail*)
        Skadden, Arps, Slate, Meagher & Flom LLP